                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------

                                FORM 10SB12G/A


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR 12(G) OF
                           THE SECURITIES ACT OF 1934



                     United Network Marketing Services, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

                  DELAWARE                            13-4024018
         -------------------------------          -------------------
         (State or Other Jurisdiction of          (I.R.S. Employer
         Incorporation or Organization)           Identification No.)

         575 Madison Avenue
         7th Floor
         NEW YORK, NY                                          10022
-----------------------------------------------       ---------------------
         (Address of Principal Executive Offices)           (Zip Code)


                                  212-688-2809
                           ---------------------------
                           (Issuer's Telephone Number)



Securities to be registered under Section 12(b) of the Act:

    Title of Each Class                      Name of Each Exchange on Which
   TO BE SO REGISTERED                      EACH CLASS IS TO BE REGISTERED
   -------------------                      ------------------------------

     NOT APPLICABLE                                   NOT APPLICABLE
--------------------------------------------------------------------------

Securities to be registered under Section 12(g) of the Act:

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
-------------------------------------------------------------------------
                                (Title of Class)



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

                                                 TABLE OF CONTENTS
                                                                                                    PAGE

                                                      PART I

Item 1.             Description of Business ......................                                     3

Item 2.             Plan of Operation ............................                                    15

Item 3.             Description of Property.......................                                    16

Item 4.             Security Ownership of Certain Beneficial
                       Owners and Management ......................                                   16

Item 5.             Directors, Executive Officers, Promoters
                       and Control Persons ........................                                   17

Item 6.             Executive Compensation .......................                                    18

Item 7.             Certain Relationships and Related
                       Transactions ...............................                                   19

Item 8.             Description of Securities.....................                                    19

                                                      PART II

Item 1.             Market Price of and Dividends on the
                       Registrant's Common Equity and Other
                       Stockholder Matters ........................                                   21

Item 2.             Legal Proceedings ............................                                    22

Item 3.             Changes in and Disagreements With
                       Accountants ................................                                   22

Item 4.             Recent Sales of Unregistered Securities ......                                    22

Item 5.             Indemnification of Directors and Officers ....                                    23

                                                     PART F/S

FINANCIAL STATEMENTS

                                                     PART III

Item 1.             Index to Exhibits ............................                                    24

Item 2.             Description of Exhibits ......................                                    24



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FORWARD LOOKING STATEMENTS

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

United Network Marketing Services, Inc. ("UNMS" or the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Registration Statement or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Registration Statement that are not statements of historical fact may be deemed to be forward-looking statements. This Registration Statement contains statements that constitute "forward-looking statements." These forward-looking statements can be identified in certain cases by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration Statement and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the commercialization of the Company's products and services; (ii) trends affecting the Company's financial condition or results of operations for its limited history; (iii) the Company's business and growth strategies; (iv) the Company's financing plans and (v) the Internet and Internet commerce.

Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, potential fluctuations in quarterly operating results and expenses, government regulation, technological change, market acceptance of the Company's product and services, and competition.

The accompanying information contained in this Registration Statement, including, without limitation, the information set forth under the heading "Item 1 - Description of Business - Risk Factors," identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's future filings with the Securities and Exchange Commission.


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ITEM 1.           DESCRIPTION OF BUSINESS

THE COMPANY

United Network Marketing Services, Inc. ("UNMS" or the "Company") is a development stage company with minimal operations since inception in September 1998. The Company plans to develop and market internet content for consumer based websites or to acquire interests in companies with existing websites. We also intend to enter into strategic alliances and may acquire complementary business, websites, technologies, content or products.

The Company currently owns a fifty percent (50%) interest in Access: NewAge Corporation ("Access NewAge"), which owns and operates an Internet website that was launched in April 1996. The website, AccessNewAge.com, offers a large selection of "New Age" information, products and services - most of which are holistic, esoteric, spiritual, metaphysical and/or philosophical in character. The Company currently has no operations or material business interests independent of Access NewAge.

Upon formation, the Company was a wholly-owned subsidiary of United Network Technologies, Inc., a Delaware corporation ("UNTI"). In January 1999, the shares of the Company were distributed as a dividend to the stockholders of UNTI as of September 29, 1998.

INDUSTRY BACKGROUND

The rapid adoption of the Internet as a means to gather and provide information, communicate, interact and be entertained, combined with the vast proliferation of websites, has made the Internet an important new mass medium. The Internet enables advertisers to target advertising campaigns utilizing sophisticated databases of information on the users of various sites and to directly generate revenues from these users through online transactions. As a result, the Internet has become a compelling means to advertise and market products and services.

E-commerce and Direct Marketing. The Internet has become a significant marketplace for buying and selling goods and services. Jupiter Communications estimates that the amount of goods or services purchased in online consumer transactions will grow to approximately $37.5 billion in 2002. Improvements in security, interface design and transaction-processing technologies have facilitated an increase in online consumer transactions. Early adopters of such improvements include online merchants offering broad product catalogs (such as books, music CDs and toys), those seeking distribution efficiencies (such as PCs, flowers and groceries) and those offering products and services with negotiable pricing (such as automobiles and mortgages). The Company believes that as the volume of online transactions


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increases, traditional retailers will offer a wide variety of products and services online. The Company believes that online sites provide businesses an attractive environment for selling products and services by providing direct access to users with like interests.

Advertising. Jupiter Communications estimates that spending on Internet advertising in the United States will grow to $7.7 billion in 2002. The Internet has become a compelling advertising vehicle that provides advertisers with targeting tools not available from traditional advertising media. The interactive nature of the Internet and the development of "click-through" advertising banners and other feedback tools enable advertisers to measure impression levels, establish a dialogue with users and receive "real-time" direct feedback from their target markets. Such feedback provides advertisers with an effective means to measure the attractiveness of their offerings among targeted audiences and make modifications to their advertising campaigns on short notice.

One indicator of the Internet's popularity as an advertising medium is the growing number and diversity of Internet advertisers. Most early Internet advertisers were technology and Internet-related companies. Today, a growing number of Internet advertisers consist of traditional, consumer product and service companies. The diverse audience of users accessing community sites has made such sites especially attractive to consumer product and service companies advertising on the Internet. The Company believes that this trend should continue, and that a wide variety of companies outside the technology and Internet industries, such as financial services, consumer goods, automotive and pharmaceutical companies, are or will be increasingly using the Internet, and community sites in particular, to advertise.

ACCESS NEWAGE.COM

         Access NewAge.com offers a large selection of "New Age" information, products, and services - most of which are holistic, esoteric, spiritual, metaphysical and/or philosophical in character.

         The products include aromatherapy products, crystals and minerals, tapes and CDs, books and gift items. The aromatherapy products are comprised of a line of over 400 items including healing salves, oils, creams and incense. The books cover numerous subjects, many dedicated to mind-body-spirit topics, such as alternative and holistic health, astrology, Eastern religions, philosophy, inspiration, self-help, mysticism, mythology, music and tarot.

         AccessNewAge.com also features an on-line magazine called "Looking Deeper," which features articles on topics of personal growth, health and healing, meditation, yoga, spiritual teachings,


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environmental awareness, astrology, mysticism, and other New Age themes.

         The website has received awards for "Website Excellence" from FOREST MOON METAPHYSICAL CENTER, "Most Informative Site of the Week" from THE NYC INSIDER, and "Website of the Week" from ASTROPRO.

         AccessNewAge.com was initially launched in April 1996. However, there are currently no on-line links and limited sources of advertising designed to promote the site and product sales. As a result, revenues of Access NewAge have been limited (approximately $23,000 during 1999 and insufficient to generate cash flow distributable to UNMS. A net loss of approximately $2,400 was incurred in 1999. The Company intends to work with management of Access NewAge to develop an advertising and marketing strategy designed to increase visits to the site, purchases of products, and thereby revenues.

         Access NewAge does not maintain any inventory of products offered on its website. Product orders are processed by Access NewAge and then sent to the product manufacturer/supplier for order fulfillment.

EMPLOYEES

As of October 31, 2000, the Company had no full-time employees and one part-time employee, Kenneth Levy, who is the President and Chief Executive Officer of the Company. Commencing on January 1, 2001, Mr. Levy will serve as a full time employee of the Company.

LEGAL PROCEEDINGS

There are no legal proceedings pending or, to the Company's knowledge, threatened against the Company.


                               PUBLIC INFORMATION

Upon this Registration Statement becoming effective, the Company will be subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith will file reports, proxy statements and other information with the United States Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the United States Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the regional offices of the United States Securities and Exchange Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.


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Copies of such materials may be obtained from the Public Reference Section of the Securities and Exchange Commission, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois upon payment of the prescribed fees. Electronic registration statements filed through the Electronic Data Gathering, Analysis, and Retrieval System ("EDGAR") are publicly available through the United States Securities and Exchange Commission's website (http://www.sec.gov). Further information on public reference rooms available at the United States Securities and Exchange Commission is available by contacting the United States Securities and Exchange Commission at 1-(800) SEC-0330.


                                  RISK FACTORS


RISKS RELATED TO OUR BUSINESS

DEVELOPMENT STAGE COMPANY

Since our incorporation in September 1998, our operating activities have consisted primarily of start-up activities and raising start-up capital. In May 1999, we acquired a 50% ownership interest in Access NewAge. Through October 31, 2000, Access NewAge has had limited revenues from product sales and advertising, and we have had no revenues to date. During the year ending December 31, 2000, we estimate that Access NewAge will generate gross revenues of only approximately $25,000. There can be no assurance that our proposed operations will either materialize or prove successful, in whole or in part, or that websites we develop or are associated with will be successfully commercialized. Moreover, there can be no assurance that our operations will generate sufficient revenues to achieve profitability.

We have only a limited operating history upon which an evaluation of our prospects can be based. Our current and proposed operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by companies in an early stage of development, particularly companies engaged in new and rapidly evolving markets, such as an Internet-based business. We can give no assurance that we will be able to successfully develop internet technology and content or grow the Access NewAge business.




                                        6

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HISTORY OF LOSSES; LACK OF REVENUE

During the year ended December 31, 1999 and the nine months ended September 30, 2000, we had no revenues and our operating expenses have resulted in significant losses. During the remainder of the year ending December 31, 2000 we anticipate having limited if any revenues and we expect to continue suffering significant losses for the foreseeable future. We expect to incur additional operating losses and to experience continued negative cash flow from operations for the foreseeable future. We can give no assurance that we can achieve, sustain or increase revenues or profitability in the future.

LACK OF MARKETING EXPERIENCE

We are a development stage enterprise and have only limited marketing experience. The transition from a start-up operation to an enterprise capable of effectively marketing a website based business may require additional management, technical personnel, capital and other resources. Failure to meet marketing standards could prevent or delay the effective commercialization of our sites and products, even if successfully developed by UNMS. There can be no assurance that we or our business partners will be able to effectively market our products.

DEPENDENCE ON THE INTERNET; UNCERTAIN ACCEPTANCE OF THE INTERNET AS A MEDIUM FOR COMMERCE

Use of the Internet by consumers is at an early stage of development, and market acceptance of the Internet as a medium for commerce is subject to a high level of uncertainty. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as reliable network backbones, or complementary services, such as high-speed modems and security procedures for financial transactions or delays in the development and adoption of new standards and protocols to handle increased levels of Internet activity or due to increased government regulation. Our future success will depend on our ability to generate and significantly increase revenue which will require the development and widespread acceptance of the Internet as a medium for commerce. We can give no assurance that the Internet will be a successful retailing channel. If use of the Internet does not continue to grow, or if the necessary Internet infrastructure or complementary services are not developed to effectively support growth that may occur, our business, results of operations, and financial condition could be materially adversely affected. We can give no assurance that we will not continue to be largely dependent on the Internet.




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DEPENDANCE ON THE DEVELOPMENT OF THE INTERNET AND THE AVAILABILITY OF
INCREASED BANDWIDTH TO CONSUMERS

The success of our business will depend largely on the development and maintenance of the Internet infrastructure. This includes maintenance of a reliable network with the necessary speed, data capacity and security, as well as timely development of complementary products such as high speed modems, for providing reliable Internet access and services. Because global commerce on the Internet and the online exchange of information is new and evolving, we cannot predict whether the Internet will prove to be a viable commercial marketplace in the long term. The success of our business will rely on the continued improvement of the Internet as a convenient means of consumer interaction and commerce, as well as an efficient medium for the delivery and distribution of consumer products such as those offered by Access NewAge. The Internet has experienced, and is likely to continue to experience, significant growth in the numbers of users and amount of traffic. As the Internet continues to experience increased numbers of users, increased frequency of use and increased bandwidth requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, increased users or bandwidth requirements may harm the performance of the Internet. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the level of traffic, and could result in the Internet becoming an inconvenient or uneconomical source of commerce. The infrastructure and complementary products or services necessary to make the Internet a viable commercial marketplace for the long term may not be developed successfully or in a timely manner. Even if these products or services are developed, the Internet may not become a viable commercial marketplace for the products or services that we or our business partners offer.

DEPENDENCE ON THIRD PARTIES FOR INTERNET OPERATIONS

Our ability to advertise on other Internet sites and the willingness of the owners of such sites to direct users to our websites through hypertext links may be critical to the success of our Internet operations. We may also rely on the cooperation of owners of Internet search services and on our relationships with third party vendors of Internet development tools and technologies. We can give no assurance that the necessary cooperation from third parties will be available on acceptable commercial terms or at all. If we are unable to develop and maintain satisfactory relationships with such third parties on acceptable commercial terms, or if our competitors are better able to leverage such relationships, our business, results of operations and financial condition will be materially adversely affected.


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COMPETITION

The market for users, e-commerce, and Internet advertising is new and rapidly evolving, and competition for users and advertisers is intense and is expected to increase significantly. Barriers to entry are relatively insubstantial and the Company may face competitive pressures from many additional companies both in the United States and abroad. The Company believes that the principal competitive factors for companies seeking to create sites on the Internet are critical mass, functionality of the website, and brand recognition. Other companies that are primarily focused on creating Internet portal sites such as Yahoo!, AOL, and Excite and, in the future, Internet sites may be developed or acquired by companies currently operating Web directories, search engines, shareware archives, content sites, OSPs, ISPs and other entities, many of which are likely to have substantially more resources than the Company. Furthermore, the Company competes for users and advertisers with other content providers and with thousands of websites operated by individuals, the government and educational institutions. The Company also faces competitive pressure from traditional media such as newspapers, magazines, radio and television. The Company believes that the principal competitive factors in generating e-commerce revenue and attracting advertisers include the amount of traffic on its website, brand recognition, customer service, the demographics of the Company's members and users, the Company's ability to offer targeted audiences and the overall cost-effectiveness of the distribution and advertising medium offered by the Company. The Company believes that the number of Internet companies relying on Internet-based e-commerce and advertising revenue, as well as the number of advertisers on the Internet and the number of users, will increase substantially in the future. Accordingly, the Company will likely face increased competition, resulting in increased pricing pressures on the pricing of its products and its advertising rates, which could have a material adverse effect on the Company.

The e-commerce market is new and rapidly evolving and competition among e-commerce merchants is expected to increase significantly. The Company is relying on e-commerce partners such as Access NewAge to generate e-commerce revenues. The Company's ability to generate revenues from any of its present or future e-commerce partners may be adversely affected by competition between any such partner and other Internet retailers.

The Internet has had a limited effect on the market for "New Age" products and services. The current marketplace is characterized by small sites with limited brand recognition, or a focus strictly on simply selling the products that are currently available.





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RISKS RELATED TO SALES, MARKETING AND COMPETITION

DIFFICULTIES ASSOCIATED WITH BRAND DEVELOPMENT

The importance of brand recognition will increase in the future as the number of websites providing products and services increases. There are many distributors of "New Age" related products and other products we may become associated with, both online and traditional, who enjoy customer brand recognition and compete with us in the digital distribution and mail order markets. Many of these distributors have superior financial strength and resources. We believe that establishing and increasing awareness of brand names --such as "Access NewAge" -- is a critical aspect of our efforts to continue to attract customers and content providers. We may need to invest heavily in brand development in order to establish a market presence. We can give no assurances that our efforts to build brand awareness will be successful or that we will have sufficient financing to pursue brand development successfully.

COMPETITION FOR AND EXECUTING STRATEGIC ALLIANCES AND ACQUISITIONS

Our business strategy includes entering into strategic alliances and may include acquiring complementary businesses, websites, technologies, content or products. We may be unable to complete suitable strategic alliances and acquisitions on commercially reasonable terms, if at all. We expect to face competition for strategic alliance and acquisition candidates and sponsorships. This competition could impair our ability to successfully pursue these aspects of our business strategy. Strategic alliances or acquisitions could disrupt our ongoing business, distract our management and employees and increase our expenses. If we acquire a company, we could face difficulties assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. Acquisitions of additional services or technologies also involve risks of incompatibility and lack of integration into our existing operations. If we finance the acquisitions by incurring debt or issuing equity securities, this could dilute our existing stockholders. Any amortization of goodwill or other assets, or other charges resulting from the costs of such acquisitions, could adversely affect our operating results.





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RISKS RELATED TO OPERATIONS

NEED TO ENHANCE AND DEVELOP ACCESSNEWAGE.COM TO REMAIN COMPETITIVE

To remain competitive, the Company must continue to enhance and improve the responsiveness, functionality and features of AccessNewAge.com and expand its offering of products and services. Enhancements of or improvements to the website may contain undetected programming errors that require significant design modifications, resulting in a loss of customer confidence and user support and a decrease in the value of the Company's brand name recognition.

In addition any failure of the Company to effectively develop and introduce new features and functions, or the failure of such new features and functions to achieve market acceptance, could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company also hopes to introduce new products and services, such as new content targeted for specific user groups. There can be no assurance that the Company will be successful in developing or introducing such products and services or that such products and services will achieve market acceptance or enhance the Company's brand name recognition. Any failure of the Company to effectively develop and introduce these products and services, or the failure of such products and services to achieve market acceptance, could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON KEY PERSONNEL

Our success is dependent, in part, upon key management personnel. In particular, we are highly dependent upon Kenneth Levy, President and Chief Executive Officer of UNMS. Mr. Levy is primarily responsible for the Company's day-to-day strategic planning and financing arrangements. Until January 1, 2001, Mr. Levy will work for the Company on a part-time basis, with no compensation. Prior to that time he will continue to engage in other projects unrelated to the Company which require significant time commitments and might create conflicts of interest. The loss of his services could have a material adverse effect on us.

Our future performance may be substantially dependent on hiring management and other key personnel and our ability to retain and motivate them. The loss of the services of any of our officers or senior managers could harm our business.




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GROWTH MANAGEMENT

If we grow rapidly in the future, such growth will place a significant strain on our managerial, operational and financial resources. To manage any such growth, we will be required to implement and improve our managerial controls and procedures and operational and financial systems. In addition, we will be required to hire, train, integrate, manage and retain our workforce including technical support, advertising, sales and business development staff. Locating and retaining qualified personnel in our business is extremely competitive. We can give no assurances that we have adequately allowed for the costs and risks associated with our proposed expansion or that our systems, procedures or controls will be adequate to support our operations. We can also give no assurances that we will be able to successfully locate, train and integrate personnel into our workforce.

ONLINE SECURITY

If the security measures that we use to protect personal information are ineffective, we may lose visitors and our business would be harmed. We will rely on security and authentication technology licensed from third parties. With this technology, we can perform real-time credit card authorization and verification. We cannot predict whether new technological developments could allow these security measures to be circumvented. In addition, our software, databases and servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to spend significant resources to protect against security breaches or to alleviate problems caused by any breaches. We cannot assure that we can prevent all security breaches.

A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our Internet operations. Consumer concern over Internet security has been, and could continue to be, a barrier to commercial activities requiring consumers to send their credit card information over the Internet. Computer viruses, break-ins, or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to our customers. Moreover, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet merchandising medium. We may be required to expend significant capital resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. We can give no assurance that our Internet operations are completely secure against potential interruptions or that we can alleviate the problems should they occur.




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FINANCIAL RISKS

SIGNIFICANT NEED FOR CASH; POSSIBLE LACK OF SUFFICIENT FUNDS

We have significant immediate cash requirements related to the implementation of our business plan and working capital needs. If we are unable to obtain financing either from a public or private offering of our securities, a strategic joint venture or partnership, or otherwise, we will be unable to implement our business plan or otherwise expand our operations. This would have a material adverse effect on us. If we raise additional funds by issuing equity or convertible debt securities, such securities may have rights, preferences or privileges senior to those of our existing stockholders and the percentage ownership of our stockholders will be diluted. We can give no assurance that additional financing will be available on favorable terms or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of opportunities, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited.

CONTROL BY PRINCIPAL STOCKHOLDERS

Mr. Alan Gelband, a director of the Company, beneficially owns over 61.6% of the Company's issued and outstanding Common Stock and, therefore, may be able to influence or control the outcome of substantially all actions requiring stockholder approval, including the election of the entire Board of Directors, and the outcome of any stockholder votes concerning a merger, asset sale, or other major corporate transaction affecting the Company. Such control could also have the effect of delaying, deterring, or preventing an unsolicited takeover of the Company. Mr. Gelband has recently subscribed for securities of the Company that could substantially increase his beneficial ownership of Common Stock.

NO CASH DIVIDENDS

The Company has never paid any cash dividends on its Common Stock and it is unlikely that the Company will have sufficient profits to pay cash dividends in the foreseeable future.

NO PUBLIC MARKET; LACK OF LIQUIDITY

There is currently no public market for the Company's Common Stock and there can be no assurance that such a public market will ever develop, or that if developed, it will be sustained. In addition, even if a public market for the Common Stock is developed, the market prices of securities of technology companies, particularly Internet-related companies, have been extremely volatile, and have experienced

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fluctuations that have often been unrelated to or disproportionate to the operating performance of such companies. Moreover, factors such as announcements by UNMS of quarterly variations in its financial results and changes in general market conditions, among other things, could cause the market price of the Shares to fluctuate significantly. In recent years, the stock market has experienced significant price and volume fluctuations.

OTHER RISKS

POSSIBLE ACQUISITIONS

We may seek out strategic acquisitions, joint ventures, and partnerships of and with companies that management believes will facilitate our growth and implementation of our business plan. Various business and financial risks associated with acquisitions by the Company, if consummated, could result in significant changes to UNMS's leverage, liquidity and earnings capabilities. There are currently no agreements or understandings currently in effect related to any acquisitions. There can be no assurance that any acquisitions will be made, or that if made, will be of material benefit to UNMS.

PENNY STOCK REGULATION

The Commission recently adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Should a public market for the Company's Common Stock develops and such stock become subject to the penny stock rules, stockholders may find it more difficult to sell their shares of Common Stock.

FORWARD LOOKING STATEMENTS

This Memorandum contains certain forward-looking statements within the meaning of Section 27A of the 1933 Act and Section 21E of the Securities Exchange Act of 1934, as amended, concerning the Company's operations, economic performance and financial conditions. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company and reflect future business decisions which are subject to change. Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's results. Consequently, actual results will vary from the statements contained herein and such variance may be, and is likely to be, material. Prospective investors should not place undue reliance on this information.


ITEM 2.           PLAN OF OPERATION

As of September 30, 2000, the Company had a cash balance of approximately $25,000. In November 2000, the Company received subscriptions from its two executive officers to purchase 11% Promissory Notes of the Company in the aggregate principal amount of $125,000. The Notes are payable on May 31, 2002. The Company is issuing warrants to purchase an aggregate of 1,250,000 shares of Common Stock to the purchasers of the notes. The warrants have a five-year term, have an exercise price of $.10 per share and have "cashless" exercise features. Subscriptions for the notes and warrants are payable on or before December 31, 2000. Upon the Company's receipt of payment for such subscriptions, the Company believes it could maintain its operations as currently conducted and satisfy its cash requirements for only about nine (9) months. Therefore, the Company will be required to raise additional funds in the near future. During the next nine months, the Company will consider raising additional funds through equity or debt offerings. If successful in raising funds, the Company will endeavor to expand the marketing and product service offerings of Access NewAge and/or develop or acquire additional business operations, including new websites offering consumer products and services. This will likely require the hiring of one to three full time employees, depending on the scope of our operations. The Company does not anticipate performing significant product research and development or purchasing plant or significant equipment during the next twelve months.

ITEM 3.           DESCRIPTION OF PROPERTY

The Company's headquarters are currently located in a facility located at 575 Madison Avenue, New York, New York. The space is leased from an affiliate of Alan Gelband, a director and principal stockholder of the Company. The space was provided rent free through October 31, 2000. Commencing November 1, 2000, the Company is paying rent of $500 per month. The Company does not own or lease any other real property.

Although the Company does not have any formal investment policies, it has no present intention to make any investments in, or acquire any interests in, real estate, real estate mortgages, real estate investment trusts or other real estate related securities or investments.


ITEM 4.           SECURITY OWNERSHIP OF CERTAIN
                  BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of the Company's Common Stock as of November 22, 2000 by (i) each person known by the Company to be the beneficial owner of more than five percent of the Company's outstanding Common Stock, (ii) each director of the Company, (iii) the Company's Chief Executive Officer (its sole officer), and (iv) all officers and directors of the Company as a group. The Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares.


Name and Address of                                        Number of                   Percent of
 Beneficial Owner                                            Shares                      Class
------------------------------------------------ ------------------------------ ------------------------
Alan Gelband                                              3,050,000(1)                   70.4%
575 Madison Ave.
New York, NY 10022

Kenneth Levy                                               361,000(2)                     9.8%
575 Madison Avenue
New York, NY 10022

All directors and officers                               3,411,000(1)(2)                 72.9%
as a group (2 persons)


(1) Includes (i) 8,000 shares owned of record by a defined pension plan and trust of which Mr. Gelband is the beneficiary, (ii) 40,000 shares owned by Mr. Gelband's children and (iii) 2,000 shares owned by a charitable foundation of which Mr. Gelband and his wife are trustees. Also includes 1,000,000 shares issuable upon exercise of warrants recently subscribed for by Mr. Gelband. See "Part I -Item 2. Plan of Operation." Does not include 10,000 shares owned by Mr. Gelband's wife. Mr. Gelband disclaims beneficial ownership of said shares owned by his wife.

(2) Includes (i) 1,000 shares owned by Mr. Levy's son and (ii) 100,000 shares issuable upon exercise of options held by Mr.
         Levy that are currently exercisable or exercisable within 60 days of November 22, 2000. Also includes 250,000 shares issuable upon exercise of warrants recently subscribed for by Mr. Levy. See "Part I - Item 2. Plan of Operation." Excludes options to purchase an additional 150,000 shares held by Mr. Levy that are not exercisable currently or within 60 days.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS,
                  PROMOTERS AND CONTROL PERSONS



NAME                             AGE         POSITION WITH THE COMPANY
Kenneth Levy                     54          President and Director
Alan Gelband                     56          Director

Kenneth Levy has served as President of the Company since January 2000. Since that date he has also served as Executive Vice President of TrueYou.com Inc., an internet-based provider of professional and personal growth programs. From March 1996 to January 2000 he served as Senior Managing Director of Janssen/Meyers Associates, an investment banking and brokerage firm. From October 1994 to March 1996, Mr. Levy served as President of Marshall, Alexander and Marshall, an investment banking firm. Mr. Levy serves as a Director of Cathay Online Inc.
(OTC), an Investment Service Provider.

Alan Gelband, founder of the Company, has served as President of AGC Investment Bank for more than the past five years. He has been actively involved in the development of emerging growth companies and mergers and acquisitions for over 15 years and has completed over 70 investment banking transactions. Since November 1998, Mr. Gelband has served as Chief Executive Officer of TrueYou.com Inc. He has served as the president and a member of the board of directors of the

Association for Corporate Growth International and he is currently a lifetime director.


ITEM 6.           EXECUTIVE COMPENSATION

None of the officers or directors of the Company received compensation from the Company in excess of $100,000 during any of its fiscal years since its inception in September 1998. From January 1, 2000 through October 31, 2000, Mr. Alan Gelband, a director of the Company, was paid (or accrued) consulting fees of $5,000 per month (an aggregate of $50,000). From January 1, 2000 through June 30, 2000, Mr. Kenneth Levy, President of the Company, was paid compensation of $5,000 per month (an aggregate of $30,000). No compensation will be paid to Mr. Levy for the period July 1, 2000 through December 31, 2000. Commencing January 1, 2001, Mr. Levy will be employed on a full-time basis and be compensated at the rate of $120,000 per annum. On November 1, 2000, Mr. Levy was granted an option to purchase 250,000 shares. The options have a five year term and an exercise price of $.10 per share. The options become exercisable as to 70,000 shares on the date of grant and will vest in monthly installments of 15,000 shares each during the next twelve months.

OPTION PLANS AND GRANTS

         An aggregate of 500,000 shares of Common Stock are reserved for issuance or available for grant under the Company's 2000 Stock Option Plan (the "Option Plan"). Options granted under the Option Plan may either be intended to qualify as incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or as non ISOs. The Option Plan is administered in all respects by the Board of Directors or a committee composed of at least two members of the Board of Directors who are designated by the Board (the "Stock Option Committee"). The Stock Option Committee may determine the persons to whom options are to be granted and the number of shares subject to each option. Under the terms of the Option Plan, all officers, directors, employees and consultants of the Company or subsidiaries of the Company are eligible for option grants. The option exercise price of options granted under the Option Plan is fixed by the Stock Option Committee but, in the case of ISOs must be no less than 100% of the fair market value of the shares of Common Stock subject to the option at the time of grant, except that in the case of an employee who possesses more than 10% of the total combined voting power of all classes of stock of the Company (a "10% Holder"), the exercise price must be no less than 110% of said fair market value. Options may be exercised by the payment in full in cash or, at the discretion of the Stock Option Committee, by the tendering of shares of Common Stock to acquire shares of Common Stock having a fair market value, as determined by the Stock Option Committee, equal to the option exercise price. Options granted under the Option Plan may not be exercised more than ten years after the date of grant, five years in the case of an ISO granted to a 10% Holder. Options to purchase 250,000 shares are currently outstanding under the Option Plan, all of which were granted to Kenneth Levy, President of the Company. Such options, intended to qualify as ISOs, have a five year term and an exercise price of $.10 per share.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable.


ITEM 8.           DESCRIPTION OF SECURITIES

GENERAL

The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, par value of which 3,330,000 are presently issued and outstanding, and 1,000,000 shares of Preferred Stock, par value $.001 per share, none of which is outstanding.

COMMON STOCK

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect al of the directors then up for election. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby, when issued against receipt of the consideration set forth in this Prospectus, will be, fully paid and nonassessable.

The Company plans to retain any future earnings for use in its business and, accordingly, does not anticipate paying dividends in the foreseeable future. Payment of dividends is within the discretion of the Company's Board of Directors and will depend, among other factors, upon the Company's earnings, financial condition and capital requirements. There can be no assurance that dividends will ever be declared and paid.

PREFERRED STOCK

The Board of Directors of the Company, without action by the stockholders, is authorized to issue the shares of Preferred Stock in one or more series and, within certain limitations, to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation, conversion, redemption and other rights of each such series. The Board of Directors could issue a series with rights more favorable with respect to dividends, liquidation and voting than those held by the holders of any class of Common Stock.

The authority of the Board to issue the Preferred Stock could have the effect of discouraging attempts to obtain control of the Company by means of merger, tender offer, proxy contests or otherwise or could delay and make more costly any such attempt. The voting and conversion rights provided to such shares could adversely affect the voting power of the holders of Common Stock. There are presently no agreements or understandings, and the Board of Directors currently has no intention, to issue any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CORPORATE PROVISIONS

As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law which generally prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section
203) with a Delaware corporation, the shares of which are listed on a national securities exchange or quoted on Nasdaq or are held of record by at least 2,000 stockholders, for a period of three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the Board of Directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by certain employee stock plans); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the Board of Directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66-2/3 of the outstanding voting stock of the corporation not owned by the interested stockholder. The provisions of Section 203 requiring a super majority vote to approve certain corporate transactions could enable a minority of the Company's stockholders to exercise veto power over such transactions.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Stock is American Registrar and Transfer Company, Salt Lake City, Utah.

                                     PART II


ITEM 1.           MARKET PRICE OF AND DIVIDENDS
                  ON THE REGISTRANT'S COMMON EQUITY
                  AND RELATED STOCKHOLDER MATTERS

There is no established public trading market for the Company's Common Stock.

As of November 22, 2000, the Company had 3,330,000 shares of Common Stock issued and outstanding and approximately 318 holders of record of its shares of Common Stock. In addition, the Company has (i) outstanding options to purchase an aggregate of 250,000 shares of Common Stock and (ii) executed subscriptions to purchase 11% Promissory Notes of the Company in the principal amount of $125,000 and Warrants exercisable for 1,250,000 shares of Common Stock with an exercise price of $.10 per share.

All of the 3,330,000 issued and outstanding shares of Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to the satisfaction of certain conditions, including manner of sale limitations and, with respect to affiliates of the Company, volume limitations under Rule 144.

No shares of the Company are presently proposed to be publicly offered by the Company or are subject to registration rights of any third party. However, the Company may voluntarily file a registration statement that covers the resale of such shares as well as other shares currently outstanding.

The Company has not paid any cash dividends and does not anticipate that it will pay any cash dividends on its Common Stock in the foreseeable future. Payment of dividends is within the discretion of the Company's Board of Directors and will depend, among other factors, upon the Company's earnings, financial condition and capital requirements.

ITEM 2.           LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings which could have a material adverse effect on its business.


ITEM 3.           CHANGES IN AND DISAGREEMENTS
                  WITH ACCOUNTANTS

None.


ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

Described below is information regarding all securities that have been issued by the Company during the past three years.

Following its formation, on September 15, 1998, 2,230,000 shares of the Company's Common stock were issued for $.001 per share to United Network Technology, Inc. ("UNTI"), which became the sole stockholder of the Company.

On or about September 29, 1998, the Board of Directors of UNTI declared a dividend of all of its UNMS shares. Pursuant to the dividend, on January 15, 1999 each stockholder of UNTI as of September 28, 1998 (other than UNMS, which owned 6,533 shares of UNTI common stock on said date, but waived its right to receive the dividend) received, on a ten for one basis, such number of shares of UNMS as such stockholder held (at such date) in UNTI. No consideration was paid by stockholders of UNTI with respect to the divider.

On April 7, 1999, the Company sold 1,100,000 shares of Common Stock to Alan Gelband for $100,000.

On November 8, 2000, Kenneth Levy, an officer and director of the Company, and Alan Gelband, a director and principal stockholder of the Company, entered into Subscription Agreements to purchase 11% Promissory Notes in the aggregate principal amount of $125,000 and Warrants to purchase an aggregate of 1,250,000 shares of Common Stock. The subscriptions are payable on or before December 31, 2000.

The transactions on September 15, 1998, April 7, 1999 and November 8, 2000 were private transactions not involving a public offering and were exempt from the registration provisions of the Securities Act of 1933, as amended, pursuant to
Section 4(2) thereof. No underwriter was engaged in connection with the foregoing sales of securities.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with specified actions, suits, proceedings whether civil, criminal, administrative, or investigative (other than action by or in the right of the corporation--a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statue requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statue provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement, or otherwise.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit. The Company has provided for such a provision in its Certificate of Incorporation.

                                    PART F/S

Please see the Consolidated Financial Statements appearing in this Registration Statement following the signature page hereof.


                                    PART III


ITEM 1.           INDEX TO EXHIBITS

See Index to Exhibits.


ITEM 2.           DESCRIPTION OF EXHIBITS

                Exhibit
                  NO.         DESCRIPTION
                -------       -----------

                 2.(a)*       Certificate of Incorporation
                   (b)*       By-Laws
                 6.(a)*       2000 Stock Option Plan
                   (b)*       Form of Stock Option Agreement under the
                              2000 Stock Option Plan
                   (c)*       Form of Unit Purchase Agreement
                   (d)*       Form of 11% Note
                   (e)*       Form of Common Stock Purchase Warrant

----------
*  Previously filed.

                                   SIGNATURES


               In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                     UNITED NETWORK MARKETING SERVICES, INC.




                              By: /s/ Kenneth Levy
                                 ----------------------------------
                                      Kenneth Levy, President



Dated:  December 13, 2000

UNITED NETWORK MARKETING
 SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS
(WITH SUPPLEMENTARY INFORMATION)

DECEMBER 31, 1999

                     UNITED NETWORK MARKETING SERVICES, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                                                                        CONTENTS
                                                               DECEMBER 31, 1999
--------------------------------------------------------------------------------





INDEPENDENT AUDITOR'S REPORT                                                   1


FINANCIAL STATEMENTS:

   Balance Sheet                                                               2
   Statements of Operations                                                    3
   Statements of Stockholders' Equity                                          4
   Statements of Cash Flows                                                    5
   Notes to Financial Statements                                              6 - 7


SUPPLEMENTARY INFORMATION:

   Independent Auditor's Report on Supplementary Information                   8
   Schedule of General and Administrative Expenses                             9


                     UNITED NETWORK MARKETING SERVICES, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                                                                        CONTENTS
                                                               DECEMBER 31, 1999
--------------------------------------------------------------------------------




INDEPENDENT AUDITOR'S REPORT                                                   1


FINANCIAL STATEMENTS:

   Balance Sheet                                                               2
   Statements of Operations                                                    3
   Statements of Stockholders' Equity                                          4
   Statements of Cash Flows                                                    5
   Notes to Financial Statements                                              6 - 7

INDEPENDENT AUDITOR'S REPORT


To the Stockholders of
United Network Marketing Services, Inc.


We have audited the accompanying balance sheet of United Network Marketing Services, Inc. (a development stage company) as of December 31, 1999, and the related statements of operations, stockholders' equity, and cash flows for the year then ended and the cumulative amount for the period from September 15, 1998 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Network Marketing Services, Inc. (a development stage company) as of December 31, 1999 and the results of its operations and its cash flows for the year then ended and the cumulative amount for the period from September 15, 1998 (inception) to December 31, 1999 in conformity with generally accepted accounting principles.




GOLDSTEIN GOLUB KESSLER LLP

April 26, 2000

                     UNITED NETWORK MARKETING SERVICES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                                                   BALANCE SHEET
--------------------------------------------------------------------------------

DECEMBER 31, 1999


ASSETS

Current Assets:
  Cash                                                                          $ 108,355
  Other current assets                                                              2,082
                                                                                ---------
      TOTAL CURRENT ASSETS                                                        110,437

Property and Equipment - net                                                        5,202

Investments in Affiliates                                                         167,001

Note Receivable                                                                     8,000
                                                                                =========
      TOTAL ASSETS                                                              $ 290,640
                                                                                =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities - accounts payable and accrued expenses                     $  28,974
                                                                                ---------

Commitment

Stockholders' Equity:
  Preferred stock - $.001 par value; authorized 1,000,000 shares; none issued
  Common stock - $.001 par value; authorized 20,000,000 shares; issued and
   outstanding 3,330,000 shares                                                     3,330
  Additional paid-in-capital                                                      489,710
  Deficit accumulated during the development stage                               (231,374)
                                                                                ---------
      STOCKHOLDERS' EQUITY                                                        261,666
                                                                                ---------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $ 290,640
                                                                                =========




                                               See Notes to Financial Statements

                     UNITED NETWORK MARKETING SERVICES, INC.
                          (a development stage company)

                                                         STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------


                                                                     PERIOD FROM
                                                                   SEPTEMBER 15,
                                                   YEAR ENDED  1998 (INCEPTION)
                                                  DECEMBER 31,   TO DECEMBER 31,
                                                         1999              1999
--------------------------------------------------------------------------------
General and administrative expenses                 $ 163,866         $ 212,127
                                                    ---------         ---------

Loss from operations                                 (163,866)         (212,127)

Interest and dividend income                            9,494            10,752

Impairment loss on investment                         (29,999)          (29,999)
                                                    ---------         ---------
Net loss accumulated in the development stage       $(184,371)        $(231,374)
                                                    =========         =========

                                               See Notes to Financial Statements

                     UNITED NETWORK MARKETING SERVICES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                               STATEMENT OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

PERIOD FROM SEPTEMBER 15, 1998 (INCEPTION) TO DECEMBER 31, 1999
--------------------------------------------------------------------------------



                                                                               DEFICIT
                                                                             ACCUMULATED
                                             COMMON STOCK      ADDITIONAL    DURING THE          TOTAL
                                           NUMBER        PAR     PAID-IN     DEVELOPMENT     STOCKHOLDERS'     PRICE
                                 DATE     OF SHARES     VALUE    CAPITAL        STAGE            EQUITY      PER SHARE
------------------------------------------------------------------------------------------------------------------
Issuance of common stock
 upon distribution from UNTI    9/29/98   2,230,000    $2,230    $390,810                      $ 393,040      $.176

Net loss                                                                    $  (47,003)          (47,003)
-------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1998              2,230,000     2,230     390,810      (47,003)          346,037

Issuance of common stock        4/07/99   1,100,000     1,100      98,900                        100,000           .091

Net loss                                                                      (184,371)         (184,371)

===================================================================================================================
Balance at December 31,1999               3,330,000    $3,330    $489,710    $(231,374)        $ 261,666
===================================================================================================================

                                               See Notes to Financial Statements

                                         UNITED NETWORK MARKETING SERVICES, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                         STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------


                                                                                                           PERIOD FROM
                                                                                                          SEPTEMBER 15,
                                                                                  YEAR ENDED          1998 (INCEPTION)
                                                                                 DECEMBER 31,           TO DECEMBER 31,
                                                                                        1999                      1999
----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net loss                                                                         $(184,370)                $(231,374)
  Adjustments to reconcile net loss to net cash
   provided by (used in) operating activities:
    Depreciation                                                                       3,195                     4,499
    Uncollectible note receivable                                                     30,000                    30,000
    Impairment loss on investment                                                     29,999                    29,999
    Changes in operating assets and liabilities:
      Increase in other current assets                                                  (153)                     (966)
      Decrease in due from affiliate                                                 300,000
      Increase in accrued expenses                                                       (96)                  (14,076)

------------------------------------------------------------------------------------------------------------------
          NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                        178,575                  (181,918)
------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Increase in note receivable                                                         (8,000)                   (8,000)
  Purchase of investments                                                           (197,000)                 (197,000)
  Proceeds from sale of common stock                                                 100,000                   100,000
  Issuance of common stock open distribution from UNTI                                                         395,273
------------------------------------------------------------------------------------------------------------------
          NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                       (105,000)                  290,273
----------------------------------------------------------------------------------------------------------------------

Net increase in cash                                                                  73,575                   108,355

Cash at beginning of period                                                           34,780
======================================================================================================================
Cash at end of period                                                              $ 108,355                 $ 108,355
======================================================================================================================


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

  Cash paid during the period for income taxes                                   $     2,680               $     2,680
======================================================================================================================


SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITY:

  Net liabilities over assets acquired upon distribution from UNTI                                         $     2,233
======================================================================================================================


                                               See Notes to Financial Statements
                                                                               5

                                         UNITED NETWORK MARKETING SERVICES, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1999
--------------------------------------------------------------------------------

1. PRINCIPAL        United Network Marketing Services, Inc. (a development stage
   BUSINESS         company) (the "Company"), was formed on September 14, 1998
   ACTIVITY AND     under the laws of the State of Delaware. The Company has
   SUMMARY OF       been in the development stage since its inception on
   SIGNIFICANT      September 15, 1998. The Company plans to develop internet
   ACCOUNTING       technology and content. The Company was a wholly owned
   POLICIES:        subsidiary of United Network Technologies, Inc. ("UNTI")
                    and, on September 28, 1998, certain assets of UNTI (mainly cash of approximately $400,000 and miscellaneous other assets) were distributed to the Company.

                    Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the assets.

                    The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on these accounts.

                    The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates by management. Actual results could differ from these estimates.

                    Investments in affiliates are recorded on either the cost method or on the equity method of accounting. The equity method of accounting is used for investments of 20% to 50% and where the Company does not have the ability to exercise effective control. The cost method of accounting is used for investments of less than 20%.

                    The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of. The Company periodically evaluates the recoverability of its long-lived assets for any possible impairment of value (see
                    Note 3).


2. PROPERTY AND     Property and equipment, at cost, consists of the following:
   EQUIPMENT:

                                                                    Estimated
                                                                   Useful Life
                    ------------------------------------------------------------
                    Computer equipment                $7,694       2 to 3 years
                    Furniture and fixtures             2,007            5 years
                    ------------------------------------------------------------
                                                       9,701
                    Less accumulated depreciation      4,499
                    ------------------------------------------------------------
                                                      $5,202
                    ============================================================



3. INVESTMENTS IN   The Company's investments in affiliates consist of a
   AFFILIATES:      minority interest in TrueYou.com Inc. ("TY"), a 50% interest in Access: New Age ("ANA") and a 50% interest in My Health
                    Power ("MHP").

                                         UNITED NETWORK MARKETING SERVICES, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1999
--------------------------------------------------------------------------------

                    During 1999, the Company purchased 100,000 shares of TY at a cost of $150,000. The Company owns approximately 4% of TY and therefore the investment is being accounted for on the cost method.

                    During 1999, the Company also purchased 50% of ANA at a cost of $17,000. Earnings of ANA during 1999 were immaterial and therefore no adjustment was made to the investment.

                    During 1999, the Company also purchased 50% of MHP at a cost of $30,000. In accordance with SFAS No. 121, this investment was deemed worthless at December 31, 1999 and was written down to $1, resulting in a noncash charge of $29,999 to operations.


4. NOTE             The Company has a note receivable from ANA (see Note 3) in
   RECEIVABLE:      the amount of $8,000. The note becomes due on May 15, 2002 and bears interest at the rate of 8% per annum, payable semiannually.


5. COMMITMENT:      As of December 31, 1999, the Company has consulting
                    agreements with two consultants which provide for consulting fees of $100,000 per year in the aggregate to be paid provided that Alan Gelband (majority stockholder of the Company) remains a director or officer of the Company.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION


To the Stockholders of
United Network Marketing Services, Inc.


We have audited the basic financial statements of United Network Marketing Services, Inc. (a development stage company) for the year ended December 31, 1999 and the cumulative amount for the period from September 15, 1998 (inception) to December 31, 1999, and those statements, together with our opinion thereon, are presented in the preceding section of this report. Our audit was conducted for the purpose of forming an opinion on those financial statements taken as whole. The supplementary information, as listed in the table of contents, is the responsibility of management, and although not considered necessary for a fair presentation of financial position, results of operations, and cash flows is presented for additional analysis and has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, the supplementary information is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.




GOLDSTEIN GOLUB KESSLER LLP

April 26, 2000

                                         UNITED NETWORK MARKETING SERVICES, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                       SUPPLEMENTARY INFORMATION

                                 SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
--------------------------------------------------------------------------------


                                                                        PERIOD FROM
                                                                       SEPTEMBER 15,
                                                       YEAR ENDED   1998 (INCEPTION)
                                                      DECEMBER 31,   TO DECEMBER 31,
                                                             1999              1999
-----------------------------------------------------------------------------------

General and administrative expenses:
  Consulting fees                                        $126,716          $132,966
  Professional fees                                        23,655            62,810
  Depreciation                                              3,195             4,499
  Stock transfer expense                                    2,367             3,177
  Facility management                                       1,500             1,500
  Taxes                                                     1,501             2,163
  Office expense                                            1,774             1,854
  Advertising                                               1,243             1,243
  Miscellaneous                                             1,915             1,915
                                                         --------          --------
      TOTAL GENERAL AND ADMINISTRATIVE EXPENSES          $163,866          $212,127
                                                         ========          ========


                     UNITED NETWORK MARKETING SERVICES, INC.
                     ---------------------------------------
                        (A DEVELOPMENT STAGE ENTERPRISE)

                              FINANCIAL STATEMENTS
                              --------------------
                            AS OF SEPTEMBER 30, 2000
                            ------------------------

                     UNITED NETWORK MARKETING SERVICES, INC.
                     ---------------------------------------
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                  BALANCE SHEET
                                  -------------
                               SEPTEMBER 30, 2000
                               ------------------
                                   (UNAUDITED)


      ASSETS

Current assets - cash and cash equivalents                    $  25,012

Investments in affiliates (Notes 2 and 3)                       167,066
Note receivable (Notes 3 and 4)                                   8,000
Fixed assets (net of accumulated depreciation of $17,665)         3,415
                                                                -------

      TOTAL ASSETS                                            $ 203,493
                                                                =======

      LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses                         $  23,930
                                                                -------

      TOTAL CURRENT LIABILITIES                                  23,930
                                                                -------

Commitments and contingencies (Note 5)


Stockholders' equity:
      Preferred stock - $.001 par value; authorized
        1,000,000 shares; none issued
      Common stock - $.001 par value; authorized
        20,000,000 shares; issued and outstanding
        3,330,000 shares                                          3,330
      Additional paid-in-capital (Notes 1 and 3)                489,710
      Deficit accumulated during the development stage         (313,477)
                                                                -------

      TOTAL STOCKHOLDERS' EQUITY                                179,563
                                                                -------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $ 203,493
                                                                =======





     See Accountants' Compilation Report and Notes to Financial Statements.

                     UNITED NETWORK MARKETING SERVICES, INC.
                     ---------------------------------------
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF OPERATIONS
                             -----------------------
                                   (UNAUDITED)

                                                                          Period from
                                                                       September 15, 1998
                                          Nine months ended              (inception) to
                                          September 30, 2000           September 30, 2000
                                          ------------------           ------------------
Income:

      Interest and dividend income            $   2,780                    $  13,532
                                               --------                     --------

Expenses:

      Advertising                                     0                        1,243
      Facility management                        31,731                       33,231
      Consultants                                47,117                      180,083
      Professional fees                           2,165                       64,975
      Stock transfer expenses                       405                        3,582
      General and administrative expenses           227                        3,997
      Corporate taxes                             1,450                        3,613
      Depreciation                                1,787                        6,286
                                               --------                     --------

            Total expenses                       84,882                      297,010
                                               --------                     --------
Net (loss) from operations                      (82,102)                    (283,478)
                                               --------                     --------

Impairment loss on investment                         0                      (29,999)
                                               --------                     --------

Net (loss) accumulated in the development
stage                                         $ (82,102)                   $(313,477)
                                               ========                     ========






     See Accountants' Compilation Report and Notes to Financial Statements.

                     UNITED NETWORK MARKETING SERVICES, INC.
                     ---------------------------------------
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                        ---------------------------------
    FOR THE PERIOD FROM SEPTEMBER 15, 1998 (INCEPTION) TO SEPTEMBER 30, 2000
    ------------------------------------------------------------------------
                                   (UNAUDITED)



                                                                       Deficit
                                                                     Accumulated
                                  Common Stock         Additional     During The        Total
                                  ------------           Paid-in      Development    Stockholders'
                              Shares        Amount       Capital         Stage         Equity
                              ------        ------       -------         -----         ------
Split of common stock
from PanAgra during
October 1998                 2,230,000     $   2,230     $ 390,810                    $ 393,040

Net loss for the period
from September 15, 1998
(inception) to
December 31, 1998                                                      $ (47,004)       (47,004)
                             ---------     ---------                     -------         ------

Balance,
December 31, 1998            2,230,000         2,230       390,810       (47,004)       346,036

Issuance of common stock     1,100,000         1,100        98,900                      100,000

Net loss for the year
ended December 31, 1999                                                 (184,371)      (184,371)
                             ---------     ---------       -------       -------        -------

Balance,
December 31, 1999            3,330,000         3,330       489,710      (231,375)       261,665

Net loss for the
nine months ended
September 30, 2000                                                       (82,102)       (82,102)
                                                         ---------        ------         ------

Balance,
September 30, 2000           3,330,000     $   3,330     $ 489,710     $(313,477)     $ 179,563
                             =========     =========     =========       =======        =======




      See Accountants' Compilation Report and Notes to Financial Statements.

                     UNITED NETWORK MARKETING SERVICES, INC.
                     ---------------------------------------
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF CASH FLOWS
                             -----------------------
                                   (UNAUDITED)

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS


                                                                               Period from
                                                                            September 15, 1998
                                                      Nine months ended       (inception) to
                                                      September 30, 2000    September 30, 2000
                                                      ------------------    ------------------
Cash flows from operating activities:

Net (loss)                                                $ (82,102)            $(313,477)

Adjustments needed to reconcile net (loss) with
   net cash used by operating activities:
      Depreciation expense                                    1,787                 6,286
      Uncollectible note receivable                             -0-                30,000
      Impairment loss on investment                             -0-                29,999

Changes in operating assets and liabilities:
      Increase in other current assets                          -0-                  (966)
      Decrease in accounts payable and accrued
       expenses                                              (4,529)              (18,603)
                                                           --------              --------

Net cash used by operating activities                       (84,844)             (266,761)
                                                           --------              --------


Cash flows from financing activities:
      Increase in note receivable                               -0-                (8,000)
      Purchase of investments                                   -0-              (197,000)
      Proceeds from sale of common stock                        -0-               100,000
      Issuance of common stock upon distribution
        from UNTI                                               -0-               395,273
      Decrease in interest receivable                         1,500                 1,500
                                                           --------              --------

Net cash provided by financing activities                     1,500               291,773
                                                           --------              --------

Net decrease/increase in cash and cash equivalents          (83,344)               25,012
                                                           --------              --------

Cash and cash equivalents - Beginning of period             108,356                   -0-
                                                           --------              --------

Cash and cash equivalents - September 30, 2000            $  25,012             $  25,012
                                                           ========              ========


Supplemental disclosures:
    Income taxes paid                                     $   1,432             $   4,112
                                                           ========              ========

Supplemental schedule of noncash financing activity:
    Net liabilities over assets acquired distribution
      from UNTI                                                                 $   2,233
                                                                                 ========


     See Accountants' Compilation Report and Notes to Financial Statements.

                     UNITED NETWORK MARKETING SERVICES, INC.
                     ---------------------------------------
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                               SEPTEMBER 30, 2000
                               ------------------
                                   (UNAUDITED)


(1)   ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY
      --------------------------------------------

      United Network Marketing Services, Inc. (a development stage company) (the "Company"), was formed on September 14, 1998 under the laws of the State of Delaware. The Company has been in the development stage since its inception on September 15, 1998. The Company plans to develop internet technology and content. The Company was a wholly owned subsidiary of United Network Technologies, Inc. ("UNTI") and, on September 28, 1998, certain assets of UNTI (mainly cash of approximately $400,000 and miscellaneous other assets) were distributed to the Company.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      ------------------------------------------

      CASH AND CASH EQUIVALENTS
      -------------------------

      The Company considers cash equivalents to be highly liquid investments with original maturities of three months or less. The carrying amount approximates fair value due to the short-term nature of these cash equivalents.

      USE OF ESTIMATES
      ----------------

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

      INCOME TAXES
      ------------

      The Company utilizes the accrual basis of accounting for both financial statement and income tax reporting purposes. Income tax expense is based on reported earnings before income taxes.

      FIXED ASSETS AND DEPRECIATION
      -----------------------------

      The equipment and furniture and fixtures are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance and repairs are charged directly to expense as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

                     UNITED NETWORK MARKETING SERVICES, INC.
                     ---------------------------------------
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                               SEPTEMBER 30, 2000
                               ------------------
                                   (UNAUDITED)


      Generally accepted accounting principles require that assets be depreciated over their estimated useful lives. The Company has elected to use the modified accelerated cost recovery system ("MACRS") provided by the Internal Revenue Code to depreciate the equipment and furniture and fixtures. This method generally provides for a faster write-off of certain asset's costs than would be allowed by generally accepted accounting principles. Accordingly, the equipment and furniture and fixtures are being depreciated over periods ranging from 5 to 7 years, on an accelerated basis.

      INVESTMENTS IN AFFILIATES
      -------------------------

      Investments in affiliates are recorded on either the cost method or on the equity method of accounting. The equity method of accounting is used for investments of 20% to 50% and where the Company does not have the ability to exercise effective control. The cost method of accounting is used for investments of less than 20%.

      The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of. The Company periodically evaluates the recoverability of its long-lived assets for any possible impairment of value (see Note
      3).

(3)   RELATED-PARTY TRANSACTIONS AND INVESTMENTS IN AFFILIATES
      --------------------------------------------------------

      Pursuant to the terms of a merger agreement between PanAgra and United Network Technologies, Inc. ("UNTI"), UNTI established the Company prior to the effective date of the merger (October 2, 1998) and declared a dividend of all the shares of the Company to the pre-merger shareholders. UNTI transferred to the Company cash, the rights to the software known as the "Emotions Manager", 32,665 shares of post-split common stock of PanAgra as well as other assets and liabilities. The shares of the Company's common stock, originally held by PanAgra were subsequently distributed as described above.

      The Company's investments in affiliates consist of a minority interest in TrueYou.com Inc. ("TY"), a 50% interest in Access: New Age ("ANA") and a 50% interest in My Health Power ("MHP").

      During 1999, the Company purchased 100,000 shares of TY at a cost of $150,000. The Company owns approximately 4% of TY and, therefore, the investment is being accounted for on the cost method.

                     UNITED NETWORK MARKETING SERVICES, INC.
                     ---------------------------------------
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                               SEPTEMBER 30, 2000
                               ------------------
                                   (UNAUDITED)


      During 1999, the Company also purchased 50% of ANA at a cost of $17,000. Earnings of ANA have been immaterial and therefore no adjustment has been made to the investment.

      During 1999, the Company also purchased 50% of MHP at a cost of $30,000. In accordance with SFAS No. 121, this investment was deemed worthless at December 31, 1999 and was written down to $1, resulting in a noncash charge of $29,999 to operations during 1999.

(4)   NOTE RECEIVABLE
      ---------------

      The Company has a note receivable from ANA (see Note 3) in the amount of $8,000. The note becomes due on May 15, 2002 and bears interest at the rate of 8% per annum, payable semiannually.

(5)   COMMITMENTS AND CONTINGENCIES
      -----------------------------

      As of September 30, 2000, the Company has a consulting agreement which provides for consulting fees of $60,000 per year in the aggregate to be paid provided that Alan Gelband (majority stockholder of the Company) remains a director or officer of the Company.






                                       -3-